Exhibit 4.01

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

Gen Digital Inc. (“we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock. The following summary of the terms of our common stock is based upon our Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and our Amended and Restated Bylaws (“Bylaws”). This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our Certificate of Incorporation, as subsequently amended on July 1, 2005, July 31, 2009 and November 4, 2019, and November 7, 2022 and our Bylaws, as subsequently amended and restated on November 7, 2022, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) more information.

 Authorized Capital Stock
Our authorized capital stock consists of 3,000,000,000 shares of common stock, par value $0.01 per share, 1,000,000 shares of preferred stock, par value $0.01 per share and 1 share of special voting stock, par value $1.00 per share.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Cumulative voting for the election of directors is not provided for in our Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
Dividend Rights
Subject to preferences that may apply to shares of our preferred stock outstanding at the time, if any, holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time and in amounts as may be determined by our board of directors from time to time.
Preemptive Rights
Our common stock is not entitled to preemptive rights.
Conversion or Redemption Rights
Our common stock is not convertible nor redeemable.
Right to Receive Liquidation Distributions
Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock outstanding at that time after payment of any liquidation preferences on any outstanding preferred stock, if any.
Impact of Preferred Stock

Exhibit 4.01
Our board of directors is authorized to establish out of our authorized shares of preferred stock one or more classes or series of preferred stock having the designation, powers, preferences, rights, qualifications, limitations and restrictions, the board of directors may determine.
The issuance of preferred stock may have the effect of delaying or preventing a change in control of us without further action by our stockholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.
Listing
Our common stock is listed on The Nasdaq Global Select Market under the symbol “GEN.”
Transfer Agent and Registrar
The transfer agent for our common stock is Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078.
Anti-Takeover Provisions
The provisions of the DGCL and our Certificate of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us.
We are subject to Section 203 of the DGCL (“Section 203”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.
In general, Section 203 defines a business combination to include:

Exhibit 4.01

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholder amendment approved by at least a majority of the outstanding voting shares. However, we have not “opted out” of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.